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                           June 1, 2021

       Clint Pete
       Chief Financial Officer
       Charles & Colvard Ltd
       170 Southport Drive
       Morrisville, NC 27560

                                                        Re: Charles & Colvard
Ltd
                                                            Registration
Statement on Form S-3
                                                            Filed May 26, 2021
                                                            File No. 333-256495

       Dear Mr. Pete:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Margaret Rosenfeld